BB 3/17

CM 3/22

SECUR MISSION

04015744

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 51915

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEW WORLD FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BROAD STREET, SUITE 520
(No. and Street)

NEW YORK (City) NEW YORK (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY S. ARTZT - PRESIDENT (212) 809-1758
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LICHTER, WEIL AND ASSOCIATES
(Name – *if individual, state last, first, middle name*)

9191 TOWNE CENTRE DRIVE, SUITE 406 SAN DIEGO, CA 92122
(Address) (City) (State) (Zip Code)

SEC MAIL RECEIVED
MAR 05 2004
WASH, D.C. 181

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

PS/

OATH OR AFFIRMATION

I, GARY S. ARTZT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEW WORLD FINANCIAL, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

EDWARD LAI
Notary Public, State of New York
No. 01LA6035533
Qualified in Queens County
Commission Expires January 3, 2006
Certificate filed in New York County

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD FINANCIAL CAPITAL MARKETS, INC.

FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

LICHTER, WEIL & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2850 TELEPHONE
(858) 320-2828 FACSIMILIE

LAWRENCE P. LICHTER, PARTNER (858) 320-2808
PHILIP A. WEIL, PARTNER (858) 320-2804
PETER YU, MANAGER (858) 320-2805

Independent Auditor's Report

The Board of Directors
World Financial Capital Markets, Inc.
Formerly Known as World Financial Group, Inc.
New York, New York

We have audited the accompanying statements of financial condition of World Financial Capital Markets, Inc. as of December 31, 2003 and 2002, and the related statements of income and changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange act of 1934. These financial statements are the representations of World Financial Capital Markets, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Financial Capital Markets, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As of December 31, 2002 the Company was in violation of its Net Capital requirements, see Footnote D.

Lichter, Weil & Associates

San Diego, California
February 4, 2004

WORLD FINANCIAL CAPITAL MARKETS, INC.
FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Current Assets		
Cash	$1,511	$0
Receivable from brokers and dealers	30,261	17,668
Marketable securities	671,008	177,863
Other receivables	9,340	15,700
Prepaid expenses	8,251	13,320
Total current assets	720,371	224,551
Fixed Assets		
Furniture and equipment (net)	21,346	90,165
Total fixed assets	21,346	90,165
Other Assets		
Clearing deposit	100,000	35,000
Deposits	3,032	22,479
Total other assets	103,032	57,479
	$844,748	$372,195

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Current Liabilities		
Accounts payable and accrued expenses	$275,590	$189,459
Cash overdraft	0	4,798
Payable to related party	0	60,000
Current portion, long term capital lease obligation	0	11,669
Total current liabilities	275,590	265,926
Long Term Liabilites		
Capital lease obligations, net of current portion	0	20,408
Total long term liabilities	0	20,408
Stockholder's Equity		
Common stock, no par value, authorized 1,000 shares, 160 shares issued and outstanding	160	160
Additional paid in capital	201,211	141,211
Retained earnings	367,786	(55,511)
Total Stockholder's Equity	569,157	85,860
Total Liabilities and Stockholder's Equity	$844,748	$372,195

WORLD FINANCIAL CAPITAL MARKETS, INC.
FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenue		
Commissions and fees	$898,002	$1,559,182
Other	2,961	25,284
Total Revenue	900,963	1,584,466
Expense		
Commissions	34,552	598,795
Floor broker, exchange and clearance fees	67,527	63,156
Employee compensation and benefits	254,306	610,093
Selling expenses	48,716	188,935
Communications	43,207	173,799
Occupancy and equipment costs	131,138	276,519
Registration	15,054	32,577
Professional services	20,506	152,335
Other expenses	169,670	265,190
Total Expenses	784,677	2,361,399
Income (loss) from operations	116,286	(776,933)
Other (Income) and Expense		
Interest income	(553)	(3,911)
Interest expense	0	7,984
World Trade Center Recovery Grant	0	(216,762)
Litigation expense	118,845	0
Realized investment (gain) loss	17,309	309,531
Unrealized investment (gain) loss	(510,464)	36,485
Depreciation and amortization	4,513	18,083
Loss on disposal of equipment	45,080	0
Bad debts	18,258	9,132
Total Other (Income) and Expense	(307,011)	160,541
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	423,297	(937,474)
Income tax provision	0	0
NET INCOME (LOSS)	$423,297	($937,474)

WORLD FINANCIAL CAPITAL MARKETS, INC.
FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOW FROM OPERATING ACITIVITIES		
Net income (loss)	$423,297	($937,474)
Adjustments to reconcile net income to net cash profided by operating activities:		
Depreciation and amortization	4,513	18,083
Loss on disposal of equipment	45,080	0
Unrealized (gain) loss on investments	(510,464)	36,485
Realized loss on sale of investments	17,309	309,531
Decrease(increase) in receivable from Brokers and Dealers	(12,594)	96,310
Decrease(increase) in other receivables	6,360	8,747
Decrease(increase) in prepaid expenses	5,069	(745)
Decrease(increase) in clearing deposit	(65,000)	0
Decrease(increase) in deposits	19,447	(2,835)
(Decrease) increase in accounts payable and accrued expenses	86,131	11,572
Total Adjustments	(404,149)	477,148
Net cash provided by (used in) operating activities	19,149	(460,326)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(9,933)	(46,514)
Decrease in bank overdraft	(4,798)	
Sale of investments	0	486,702
Purchase of investments	0	(30,802)
Net cash used in investing activities	(14,731)	409,386
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on capital lease obligations	(2,907)	(10,110)
Loan from stockholder	(60,000)	60,000
Capital contribution	60,000	0
Distributions to stockholder	0	(6,306)
Net cash provided by financing activities	(2,907)	43,584
Net change in cash	1,511	(7,356)
Cash at beginning of period	(0)	7,356
Cash at end of period	$1,510	($0)

	2003	2002
Supplemental cash flow disclosures:		
Interest payments	$0	$7,984

WORLD FINANCIAL CAPITAL MARKETS, INC.
FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Common Stock		
Balance at beginning of period	$160	$160
Sale of stock	0	0
Balance at end of period	160	160
Additional Paid In Capital		
Balance at beginning of period	141,211	147,517
Contributions from stockholder	60,000	0
Distributions to stockholder	0	(6,306)
Balance at end of period	201,211	141,211
Retained Earnings		
Balance at beginning of period	(55,511)	881,963
Net income (loss) for the period	423,297	(937,474)
Balance at end of period	367,786	(55,511)
Total Stockholder's Equity	$569,157	$85,860

WORLD FINANCIAL CAPITAL MARKETS, INC.
FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Note A - Nature Of Activities

The Company was formed as a corporation in the State of California to operate as a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates offices in New York and Hawaii. The Company's primary source of revenue is providing brokerage services to customers, who are predominately individuals, and investment banking services.

Note B - Accounting Policies

Revenue Recognition

The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Securities transactions and the related commission revenue and expense are recorded on a settlement date basis. Investment consulting fees are recognized as earned.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the settlement date. Profit and loss arising from all securities transactions entered into for the account and risk of the company are recorded on a settlement date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis.

Risks and Uncertainties

The Company believes that the diversity and breadth of the Company's products and services offering to customers, as well as the general stability of the economies in the markets in which it operates, significantly mitigates the risk of a severe impact occurring in the near term as a result of changes in its customer base, competition, or composition of its markets.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Receivable from Brokers and Dealers

All accounts are current and have been determined to be fully collectible and no adjustment or allowance has been made for bad debts.

Note B - Accounting Policies (Continued)

Customer Transactions

The Company does not hold inventory for customers. Securities transactions are cleared through another broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents.

Note C – Cash

The Company maintains its cash balance at a bank located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2003 and 2002 there were no uninsured portions of the balances held at the bank.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2003 and 2002, the Company had net capital requirements of $18,374 and $100,000, respectively and actual net capital of approximately $86,638 and $(109,162), respectively.

The Company was in violation of the Net Capital rules on December 31, 2002. To remedy the situation on January 2, 2003 the Company requested the NASD lower its net capital requirement from $100,000 to $5,000 due to changes in its trading activities. The NASD agreed. In addition, the note payable to stockholder of $60,000 was contributed to capital, which was accepted by the regulators and January 2003 net income increased significantly.

Note E – K(2)(ii) Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F - Income Tax provision

As of December 31, 2003 and 2002, the Company has made no provision for federal and state taxes due to the operating loss for the periods and net operating loss carryovers applicable to future periods.

Note G – Marketable Securities

At December 31, 2003 and 2002 the Company included Marketable Securities on its balance sheet. These securities are recorded at fair market value as of the end of the trading day on December 31, 2003 and 2002. As of December 31, 2003 the Company has an unrealized gain on investments held of $510,464 and a realized loss of $17,309. As of December 31, 2002 the Company has an unrealized loss on investments held of $36,485.

Note H – Furniture and Equipment

	2003	2002
Equipment under capital leases	$ 0	$45,808
Furniture and equipment	29,124	38,236
Leasehold improvements	2,280	29,160
Total fixed assets	31,404	113,204
Less accumulated depreciation	(10,058)	(23,039)
Net fixed assets	$ 21,345	$ 90,165

WORLD FINANCIAL CAPITAL MARKETS, INC.
FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Note I – Contingencies

In 2002 the Company closed its offices in Melville, New York and terminated its office lease agreement, which was to run through 2006. On August 21, 2002 a settlement was reached with the lessor, which stipulates that the Company is to make eight monthly payments of $4,812.50. As of December 31, 2002 the Company had made four payments under this agreement and accrued the remaining balance of $19,250. During 2003 this amount was paid in full.

In August 2002 a Corporation filed suit against the Company and its owner and officers seeking monetary damages of approximately $131,000 plus legal fees, interest and other costs related to its occupancy of sub-leased office facilities in New York. Among other items the suit alleges diversion of business opportunities and fraudulent transfer of business assets. The Company entered into a settlement agreement regarding this suit on August 18, 2003. The settlement was in the amount of $67,500. Payment of $7,500 at the time of execution of the agreement and twelve monthly payments of $5,000 thereafter until paid in full. As of December 31, 2003 the Company had complied with all payments and the remaining balance due of $40,000 has been accrued in the financial statements.

In 2002 the National Association of Securities Dealers (NASD) began an ongoing investigation against the Company and its principals concerning possible violations of NASD Rules 2110, 2120, 2210, 2510, and 3010. As of November 2003 the NASD completed their investigation and fined the Company, and its owner, a total of $120,000. The Company made an initial payment of $30,000 and is making monthly payments according to an agreed upon schedule with the NASD. As of December 31, 2003 the remaining unpaid balance was $88,845, which has been accrued in the financial statements.

On January 31, 2003 the Company vacated its office space on Rector Street in New York and moved to a new office space in New York. The lease term on Rector Street was from March 1, 2002 through February 28, 2009. The Company believes that it terminated the lease under a clause, which alleviates all future rental payment obligations that it may have. The Lessor has not responded to the termination in any manner nor has it made any attempts at collection of future rents as of December 31, 2003.

WORLD FINANCIAL CAPITAL MARKETS, INC.
FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Note I – Contingencies (Continued)

During 2003 the Company vacated its then current office space in Hawaii. The Landlord subsequently filed suit against the Company and on January 12, 2004 won a judgment in the amount of $14,974. The Company has accordingly recorded this amount as a liability as of December 31, 2003.

Note J – Lease Commitments

The Company has entered into various non-cancelable operating lease agreements for office facilities. These leases are for varying terms and include annual rent escalation clauses

The minimum annual amounts due under operating leases are:

Year ending December 31,	
2004	$ 77,394
2005	58,125
2006	58,125
2007	58,125
2008	58,125
2009	9,688

Rent expense for operating leases for 2003 and 2002 was $123,979 and $235,567, respectivel

Note K – Related Party Transactions

In November 2002 the sole stockholder of the Company lent the Company $60,000. The amount was subsequently contributed to capital in 2003.

SUPPLEMENTAL SCHEDULES

WORLD FINANCIAL CAPITAL MARKETS, INC.
FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2003 AND 2002

SCHEDULE I

	2003	2002
EQUITY - END OF YEAR	$569,157	$85,860
Less Non Allowable Assets		
Prepaid expenses	8,251	13,320
Securities not readibly marketable	351,021	0
Other receivables	9,340	15,700
Fixed assets	21,346	90,165
Deposits	3,032	22,479
Total Non Allowable Assets	392,989	141,664
Net capital before haircuts	176,168	(55,804)
(Increase) Decrease for Hair Cuts or Undue Concentration	89,530	53,358
NET CAPITAL	$86,638	($109,162)
Total Liabilities	275,590	286,335
Aggregated Indebtedness	275,590	286,335
Less: 50% Capital Lease Obligations	0	(16,039)
Net Aggregated Indebtedness	275,590	270,296
Net Capital Required	5,000	100,000
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	18,374	18,021
Minimum Dollar Requirement	5,000	100,000
Net Capital Requirement (greater of the two)	18,374	100,000
Excess (Deficit) Net Capital	68,265	(209,163)
Excess (Deficit) Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$59,079	($137,795)

WORLD FINANCIAL CAPITAL MARKETS, INC.
FORMERLY KNOWN AS WORLD FINANCIAL GROUP, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
DECEMBER 31, 2003 AND 2002

SCHEDULE II

	2003	2002
NET CAPITAL PER FOCUS II REPORT	$237,426	($75,348)
Increase (Decrease) in Income due to audit adjustments	(208,675)	(32,807)
Increase (Decrease) due to change in non-allowable assets	62,179	(1,007)
(Increase) Decrease in Hair Cuts and Undue Concentration	(4,292)	0
NET CAPITAL	$86,638	($109,162)

	2003	2002
RECONCILIATION OF AUDIT ADJUSTMENTS:		
Correction in current year accounting for capital leases	$0	($13,557)
Accrue litigation settlements	(132,728)	(19,250)
Adjust accrued commissions and clearing charges	(10,003)	0
Increase in accrued expenses	(11,246)	0
Other adjustments	(9,618)	0
Record loss on disposal of equipment	(45,080)	0
Increase (Decrease) in income due to audit adjustments	($208,675)	($32,807)

WORLD FINANCIAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2003 AND 2002

World Financial Group, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, WEIL & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2850 TELEPHONE
(858) 320-2828 FACSIMILIE

LAWRENCE P. LICHTER, PARTNER (858) 320-2808
PHILIP A. WEIL, PARTNER (858) 320-2804
PETER YU, MANAGER (858) 320-2805

The Board of Directors
World Financial Capital Markets, Inc.
Formerly World Financial Group, Inc.
New York, New York

In planning and performing our audits of the financial statements of World Financial Capital Markets, Inc. for the years ended December 31, 2003 and 2002 we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by World Financial Capital Markets, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Securities and Exchange Commission Rule 17a-3(a)(II); and (2) the procedures for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities audits, counts, verification and comparison, and the recordation of differences required by Rule 17a-13 in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer deposits.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required, to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objective. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of the financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in condition, and that the degree of compliance with procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted no matters involving the internal control structure that would be considered material weaknesses as defined above. In addition, no condition came to our attention to cause us to believe that the Company was not in compliance with the exemptive provision of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate, at December 31, 2003 and 2002, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Sincerely,

Lichter, Weil & Associates

San Diego, California
February 4, 2004